UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Kratos Defense and Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50077B207

(CUSIP Number)

Bandel L. Carano

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50077B207                                      13D                                                         Page 2 of 33

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners IX, Limited Partnership

06-1556218

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

267,786

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

267,786

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,786

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.5%%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 3 of 33

1.

NAMES OF REPORTING PERSONS

Oak Associates IX, LLC

06-1556230

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

267,786

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

267,786

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,786

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.5%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 50077B207                                      13D                                                         Page 4 of 33

1.

NAMES OF REPORTING PERSONS

Oak IX Affiliates Fund – A, Limited Partnership

06-1571899

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

6,427

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

6,427

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,427

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 5 of 33

1.

NAMES OF REPORTING PERSONS

Oak IX Affiliates Fund, Limited Partnership

06-1556229

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

2,853

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

2,853

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,853

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 6 of 33

1.

NAMES OF REPORTING PERSONS

Oak IX Affiliates, LLC

06-1556233

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

9,280

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

9,280

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,280

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 50077B207                                      13D                                                         Page 7 of 33

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners X, Limited Partnership

06-1601019

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

568,088

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

568,088

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,088

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 8 of 33

1.

NAMES OF REPORTING PERSONS

Oak Associates X, LLC

06-1630661

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

568,088

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

568,088

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,088

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 1.1%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 50077B207                                      13D                                                         Page 9 of 33

1.

NAMES OF REPORTING PERSONS

Oak X Affiliates Fund, Limited Partnership

06-1622220

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

9,121

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

9,121

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,121

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 10 of 33

1.

NAMES OF REPORTING PERSONS

Oak X Affiliates, LLC

06-1630662

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

9,121

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

9,121

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,121

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 0.0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 50077B207                                      13D                                                         Page 11 of 33

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XIII, Limited Partnership

27-0500764

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

11,000,000

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

11,000,000

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 50077B207                                      13D                                                         Page 12 of 33

1.

NAMES OF REPORTING PERSONS

Oak Associates XIII, LLC

27-0443236

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,000,000

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,000,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 50077B207                                      13D                                                         Page 13 of 33

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

06-0990851

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,854,275

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,854,275

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,854,275

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.6%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 50077B207                                      13D                                                         Page 14 of 33

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

255 Shares of Common Stock

8.  SHARED VOTING POWER

11,854,275

9. SOLE DISPOSITIVE POWER

255 Shares of Common Stock

10.  SHARED DISPOSITIVE POWER

11,854,275

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,854,530

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.6%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 15 of 33

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

1,027 shares of Common Stock

8.  SHARED VOTING POWER

11,277,066

9. SOLE DISPOSITIVE POWER

1,027 shares of Common Stock

10.  SHARED DISPOSITIVE POWER

11,277,066

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,278,093

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 21.5%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 16 of 33

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

3,459 shares of Common Stock

8.  SHARED VOTING POWER

11,854,275

9. SOLE DISPOSITIVE POWER

3,459 shares of Common Stock

10.  SHARED DISPOSITIVE POWER

11,854,275

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,857,734

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.6%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 17 of 33

1.

NAMES OF REPORTING PERSONS

Frederic W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

2,154 shares of Common Stock

8.  SHARED VOTING POWER

11,854,275

9. SOLE DISPOSITIVE POWER

2,154 shares of Common Stock

10.  SHARED DISPOSITIVE POWER

11,854,275

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,856,429

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.6%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 18 of 33

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

3,701 shares of Common Stock

8.  SHARED VOTING POWER

11,854,275

9. SOLE DISPOSITIVE POWER

3,701 shares of Common Stock

10.  SHARED DISPOSITIVE POWER

11,854,275

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,857,976

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 22.6%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 19 of 33]

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,000,000

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,000,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 20 of 33

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,000,000

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,000,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 21 of 33

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,000,000

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,000,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 50077B207                                      13D                                                         Page 22 of 33

1.

NAMES OF REPORTING PERSONS

Andrew W. Adams

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

11,000,000

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

11,000,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)    [    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 20.9%

14.

TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

This Schedule 13D is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Reporting Persons (as defined in Item 2 below) relating to the Common Stock (as defined in Item 1 below) of Kratos Defense and Security Solutions, Inc., a company incorporated under the laws of the State of Delaware.

ITEM 1.

SECURITY AND ISSUER

Common Stock, par value $0.001 per share (the “Common Stock”), of Kratos Defense and Security Solutions, Inc. (the “Issuer”)

Address of Issuer’s principal executive offices:

4820 Eastgate Mall, Suite 200

San Diego, California 92121

ITEM 2.

IDENTITY AND BACKGROUND

(a)

This statement is filed by Oak Investment Partners IX, Limited Partnership, a Delaware limited partnership (“Oak IX”), Oak Associates IX, LLC, a Delaware limited liability company (“Oak Associates IX GP”), Oak IX Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates”), Oak IX Affiliates Fund-A, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates-A”), Oak IX Affiliates, LLC, a Delaware limited liability company (“Oak IX Affiliates GP”), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership (“Oak X”), Oak Associates X, LLC, a Delaware limited liability company (“Oak Associates X GP”), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak X Affiliates”), Oak X Affiliates, LLC, a Delaware limited liability company (“Oak X Affiliates GP”), Oak Investment Partners XIII, Limited Partnership, a Delaware limited partnership (“Oak XIII”), Oak Associates XIII, LLC, a Delaware limited liability company (“Oak Associates XIII GP”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley, Grace A. Ames and Andrew W. Adams (collectively with Mms. Lamont and Ames and Messrs. Carano, Gallagher, Glassmeyer, Harman, Ahmed,  Riley and Adams, the “Partners”).

Oak IX, Oak Associates IX GP, Oak IX Affiliates, Oak IX Affiliates-A, Oak IX Affiliates GP, Oak X, Oak X Associates GP, Oak X Affiliates, Oak X Affiliates GP, Oak XIII, Oak Associates XIII GP and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Issuer.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit 99.1.

(b)

The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, Connecticut 06851.

(c)

The principal business of each of Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates and Oak XIII is venture capital investments to assist growth-oriented businesses.  The principal business of Oak Associates IX GP is to act as general partner of Oak IX.  The principal business of Oak IX Affiliates GP is to act as general partner of each of Oak IX Affiliates and Oak IX Affiliates-A.  The principal business of Oak Associates X GP is to act as general partner of Oak X.  The principal business of Oak X Affiliates GP is to act as general partner to Oak X Affiliates.  The principal business of Oak Associates XIII GP is to act as general partner of Oak XIII.  The principal business of Oak Management is to act as investment advisor to Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates and Oak XIII, and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)

During the past (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Oak Entities is organized under the laws of Delaware.  Each of the Partners is a citizen of the United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 14, 2012, Oak XIII purchased 11,000,000 shares of Common Stock at a purchase price of $5.00 per share for an aggregate purchase price of $55,000,000 pursuant to an underwritten public offering of the Issuer

Below is a summary timeline of the acquisition and disposition of securities of Common Stock by the other Reporting Persons.

On October 10, 2001, Oak X and Oak X Affiliates entered into a preferred stock purchase agreement with the Issuer, pursuant to which Oak X purchased 62,632 shares of Series A Preferred Stock, par value $0.001 per share, of the Issuer (“Series A Preferred Stock”), and Oak Affiliates X purchased 1,005 shares of Series A Preferred Stock for a purchase price of $552,750.  The purchase price was $550 per share of Series A Preferred Stock.  Each share of Series A Preferred Stock was initially convertible into 100 shares of common stock, subject to adjustment.

On May 30, 2002, Oak X, Oak X Affiliates, Oak IX, Oak IX Affiliates and Oak IX Affiliates-A entered into a preferred stock purchase agreement with the Issuer and other investors in connection with a private placement of Series B Preferred Stock by the Issuer (“Series B Preferred Stock”). Pursuant to such agreement, Oak X purchased 19,684 shares of Series B Preferred Stock, Oak X Affiliates purchased 316 shares of Series B Preferred Stock, Oak IX purchased 19,330 shares of Series B Preferred Stock, Oak IX Affiliates purchased 206 shares of Series B Preferred Stock and Oak IX Affiliates-A purchased 464 shares of Series B Preferred Stock.  The purchase price was $500 per share of Series B Preferred Stock.  Each share of Series B Preferred Stock was initially convertible into 100 shares of common stock, subject to further adjustment.

On November 3, 2003, Oak X and Oak X Affiliates converted their holdings of Series A Preferred Stock into Common Stock at a rate of 110:1, resulting in Oak X receiving 6,889,520 shares of Common Stock upon conversion and Oak X Affiliates receiving 110,550 shares of Common Stock upon conversion. Subsequently, on November 4, 2003, Oak X distributed 4,133,712 shares of Common Stock and Oak X Affiliates distributed 66,330 shares of Common Stock ratably to its partners in accordance with their respective fund documents.

On March 8, 2004, Oak IX and Oak IX Affiliates converted their holdings of Series B Preferred Stock into Common Stock at a rate of 100:1, resulting in Oak IX receiving 1,933,000 shares of Common Stock upon conversion, Oak IX Affiliates receiving 20,600 shares of Common Stock upon conversion and Oak IX Affiliates-A receiving 46,400 shares of Common Stock upon conversion.  Concurrent with the conversion, Oak IX distributed 773,200 shares, Oak IX Affiliates distributed 8,240 shares and Oak IX Affiliates–A distributed 18,560 shares of Common Stock ratably to its partners in accordance with their respective fund documents.

On March 8, 2004, Oak X and Oak X Affiliates converted their holdings of Series B Preferred Stock into Common Stock at a rate of 100:1, resulting in Oak X receiving 1,968,400 shares of Common Stock upon conversion and Oak X Affiliates receiving 31,600 shares of Common Stock upon conversion.  Concurrent with the conversion, Oak X distributed 2,165,264 shares and Oak X Affiliates distributed 34,750 shares of Common Stock ratably to its partners in accordance with their respective fund documents.

On August 9, 2004 Oak IX purchased 61,504 shares of Common Stock for $5.082 per share.  On August 10, 2004, Oak IX purchased 87,864 shares of Common Stock at $5.1044 per share.  On August 11, 2004, Oak IX purchased 92,696 shares of Common Stock at $5.4125 and on August 12, 2004, Oak IX purchased 220 shares of Common Stock at $5.55 per share.  These purchases were all open market transactions.

On August 9, 2004 Oak IX Affiliates purchased 565 shares of Common Stock for $5.082 per share.  On August 10, 2004, Oak IX Affiliates purchased 936 shares of Common Stock at $5.1044 per share.  On August 11, 2004, Oak IX Affiliates purchased 988 shares of Common Stock at $5.4125 and on August 12, 2004, Oak IX Affiliates purchased 2 shares of Common Stock at $5.501 per share.  These purchases were all open market transactions.

On August 9, 2004 Oak IX Affiliates-A purchased 1,476 shares of Common Stock for $5.082 per share.  On August 10, 2004, Oak IX Affiliates-A purchased 2,109 shares of Common Stock at $5.1044 per share.  On August 11, 2004, Oak IX Affiliates–A purchased 2,225 shares of Common Stock at $5.4125 and on August 12, 2004, Oak IX Affiliates–A purchased 5 shares of Common Stock at $5.501 per share.  These purchases were all open market transactions.

On August 9, 2004 Oak X purchased 281,839 shares of Common Stock for $5.082 per share.  On August 10, 2004, Oak X purchased 402,627 shares of Common Stock at $5.1044 per share.  On August 11, 2004, Oak X purchased 424,772 shares of Common Stock at $5.4125 and on August 12, 2004, Oak X purchased 1,007 shares of Common Stock at $5.501 per share.  These purchases were all open market transactions.

On August 9, 2004 Oak X Affiliates purchased 4,525 shares of Common Stock for $5.082 per share.  On August 10, 2004, Oak X Affiliates purchased 5,464 shares of Common Stock at $5.1044 per share.  On August 11, 2004, Oak X Affiliates purchased 8,819 shares of Common Stock at $5.4125 and on August 12, 2004, Oak X Affiliates purchased 16 shares of Common Stock at $5.501 per share.  These purchases were all open market transactions.

On September 2, 2009, Oak IX purchased 1,278,780 shares, Oak IX Affiliates purchased 13,590 shares and Oak IX Affiliates–A purchased 30,620 shares of Common Stock at $0.72 per share, which purchases were effected by a registered direct placement.  Subsequently, on September 10, 2009, Issuer effected a 1:10 reverse stock split on all of its outstanding shares of Common Stock.

On October 12, 2010, Oak X purchased a total of 98,420 shares and Oak X Affiliates purchased 1,580 shares of Common Stock at $10.20 per share, which purchases were effected by a registered direct placement.

On February 11, 2011, Oak X purchased 74,280 shares and Oak X Affiliates purchased 1,195 shares of Common Stock at $13.25 per share, which purchases were effected by a registered direct placement.

The shares of Common Stock shown as directly owned by the Partners as reflected on their respective cover sheets is a result of distributions by Oak IX and Oak X as noted above as well as similar distributions by Oak Investment Partners VIII, Limited Partnership, a Delaware limited partnership, and Oak VIII Affiliates Fund, Limited Partnership, a Delaware limited partnership.  Oak Investment Partners VIII, Limited Partnership and Oak IX Affiliates, Limited Partnership no longer hold any shares of Common Stock or other securities of the Issuer and are not Reporting Persons hereunder.

In addition, Bandel L. Carano is a member of the Board of Directors of the Issuer and receives options exercisable for Common Stock in lieu of cash fees for service on the Board of Directors.  Mr. Carano has director options exercisable for a total of 28,930 shares of Common Stock, 28,470 shares of which are held by Mr. Carano on behalf of Oak X and 460 shares of which are held by Mr. Carano on behalf of Oak X Affiliates.  Approximately 98.4% of each option grant is held by Mr. Carano on behalf of Oak X and approximately 1.6% of each such option grant is held by Mr. Carano on behalf of Oak X Affiliates.  All of the options are immediately exercisable.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of the acquisition of the Common Stock by Oak XIII, and the prior acquisitions of Common Stock by Oak IX, Oak IX Affiliates, Oak IX Affiliates IX-A, Oak X and Oak X Affiliates is for investment. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Common Stock or other securities of the Issuer, consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 52,511,287  shares of Common Stock outstanding as of April 30, 2012 after giving effect to the underwritten public offering of 20,000,000 shares of Common Stock, as reported by the Issuer in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (as filed with the Securities and Exchange Commission on May 10, 2012), plus shares issuable upon exercise of director options, as described below.

Oak Associates IX GP is the general partner of Oak IX.  Oak IX Affiliates GP is the general partner of each of Oak IX Affiliates and Oak IX Affiliates-A.  Oak Associates X GP is the general partner of Oak X.  Oak X Affiliates GP is the general partner of Oak X Affiliates.  Oak Associates XIII GP is the general partner of Oak XIII.  Oak Management is the manager of Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates and Oak XIII.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates IX GP and Oak IX Affiliates GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak IX, Oak IX Affiliates and Oak IX Affiliates-A.  Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates X GP and Oak X Affiliates GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak X and Oak X Affiliates.  Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley, Grace A. Ames and Andrew W. Adams are the managing members of Oak Associates XIII GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak XIII.

Amounts shown as beneficially owned by each of Oak X, Oak Associates X GP, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include options to purchase 28,470 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak X.

Amounts shown as beneficially owned by each of Oak X Affiliates, Oak X Affiliates GP, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include options to purchase 460 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak X Affiliates.

Amounts shown as beneficially owned by Bandel L. Carano include 255 shares of Common Stock held individually by Mr. Carano and exclude an aggregate of 16,038 shares of Common Stock held by three trusts (for the benefit of minor children not related to Mr. Carano) of which Mr. Carano is the trustee (and not the beneficial owner).

Amounts shown as beneficially owned by Gerald R. Gallagher include 1,027 shares of Common Stock held individually by Mr. Gallagher.

Amounts shown as beneficially owned by Edward F. Glassmeyer include 1,999 shares of Common Stock held individually by Mr. Glassmeyer and 1,460 shares of Common Stock held by a trust of which members of Mr. Glassmeyer’s immediate family are the beneficiaries and the trustee.

Amounts shown as beneficially owned by Fredric W. Harman include 555 shares of Common Stock held by a trust of which Mr. Harman is a trustee and an aggregate of 1,599 shares of Common Stock held in trust for the benefit of Mr. Harman’s three minor children.  Mr. Harman disclaims beneficial ownership of the shares held in trust for his three minor children.

Amounts shown as beneficially owned by Ann H. Lamont include 3,402 shares of Common Stock individually owned by Ms. Lamont and 299 shares of Common Stock held by The Lamont Children’s 1998 Trust for the benefit of Ms. Lamont’s minor children.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)

Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 99.1.  Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of this Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 24.

In connection with the purchase by Oak XIII of 11,000,000 shares of Common Stock pursuant to the underwritten public offering on May 14, 2012, Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates, Oak XIII and Bandel L. Carano (the “Oak Parties”) entered into a Standstill Agreement with the Issuer dated May 14, 2012 (the “Standstill Agreement”).  The Standstill Agreement generally prohibits the Oak Parties and their respective affiliates, during any period in which such parties beneficially own in excess of 5% of the outstanding Common Stock, from, among other things, directly or indirectly acquiring in excess of 25% or more of the outstanding Common Stock, nominating any person (other than Mr. Carano) to the Issuer’s Board of Directors, taking any action that might force the Issuer to make a public announcement regarding the foregoing, or entering into any discussions with any third party with respect to the taking of any action regarding the foregoing; provided, however, that Mr. Carano shall be entitled to receive options, restricted stock units or other equity awards, as such awards may be granted from time to time by the Issuer, pursuant to the Issuer’s equity compensation plans as compensation for services rendered as a member of the Issuer’s Board of Directors.  The foregoing description of the Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Standstill Agreement, a copy of which is attached hereto as Exhibit 99.2 and the terms of which are incorporated herein by reference.

It is also disclosed that the Issuer and Wells Fargo, N.A. (the “Rights Agent”) entered into an amendment (the “Rights Amendment”) to the Rights Agreement, dated as of December 16, 2004 (the “Rights Agreement”), by and between the Issuer and the Rights Agent, a copy of which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2004.  The Rights Agreement has been amended to provide that none of the following entities shall be classified as an “Acquiring Person” (as defined in the Rights Agreement):  Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X Affiliates, Oak X, Oak XIII or their affiliates and associates, subject to certain conditions relating to, among other things, the percentage of shares of
Common Stock beneficially owned by any of such Oak entities not exceeding 25%, continuing and enforceable obligations of the Oak entities under the Standstill Agreement, the substantial and material compliance with the terms of the Standstill Agreement by the Oak entities, and approval by the Issuer’s Board of Directors of any amendments to the Standstill Agreement.  The foregoing description of the Rights Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rights Amendment, a copy of which is attached hereto as Exhibit 99.3 and the terms of which are incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing that is being incorporated by reference herein.  Documents that are incorporated by reference to filings by parties other than Oak Investment Partners XIII are identified in the footnotes to this table.

Exhibit Number	Description	Incorporated Filing Reference
		Form Type and Filing Date	Original Exhibit Number
24	Power of Attorney	Filed herewith	Not applicable
99.1	Agreement of Reporting Persons, dated April 6, 2009, among the Reporting Persons	Filed herewith	Not applicable
99.2	Standstill Agreement dated May 14, 2012 among Issuer, Bandel L. Carano, Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates and Oak XIII.	(1)	10.1
99.3	Amendment No. 1 to Rights Agreement dated May 14, 2012 between Issuer and Wells Fargo, N.A.	(2)	4.1

(1)

Incorporated by reference to Current Report of Form 8-K filed on May 15, 2012 by the Issuer (SEC File No. 001-34460)

(2)

Incorporated by reference to Current Report of Form 8-K filed on May 15, 2012 by the Issuer (SEC File No. 001-34460)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2012

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates Fund – A, Limited Partnership

Oak IX Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Investment Partners XIII, Limited Partnership

Oak Associates XIII, LLC

Oak Management Corporation

By:

/s/ Bandel L. Carano

Bandel L. Carano, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

Andrew W. Adams

By:

/s/ Bandel L. Carano

Bandel L. Carano,

Individually and as

Attorney-in-fact for the

above-listed individuals

Exhibit 24

Power of Attorney

The undersigned hereby make, constitute and appoint each of Edward F. Glassmeyer and Bandel L. Carano, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G and/or 13D, with respect to the securities of Kratos Defense and Security Solutions, Inc., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including an Agreement of Reporting Persons) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: May 16, 2012

Oak Management Corporation By: /s/ Bandel L. Carano Name: Edward F. Glassmeyer Title: President	Oak Investment Partners IX, Limited Partnership By: Oak Associates IX, LLC, its general partner By: /s/ Bandel L. Carano Name: Bandel L. Carano Title: Managing Member

Oak Associates IX, LLC

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak IX Affiliates, LLC

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak Associates X, LLC

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak X Affiliates, LLC

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak Associates XIII, LLC

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

  /s/ Grace A. Ames

Grace A. Ames

Oak IX Affiliates Fund, Limited Partnership

By: Oak IX Affiliates, LLC, its general partner

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak IX Affiliates Fund -A, Limited Partnership

By: Oak IX Affiliates, LLC, its general partner

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak Investment Partners X, Limited Partnership

By: Oak Associates X, LLC, its general partner

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak X Affiliates Fund, Limited Partnership

By: Oak X Affiliates, LLC, its general partner

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

Oak Investment Partners XIII, Limited Partnership

By: Oak Associates XIII, LLC, its general partner

By:  /s/ Bandel L. Carano

Name: Bandel L. Carano

Title:  Managing Member

  /s/ Iftikar A. Ahmed

Iftikar A. Ahmed

/s/ Bandel L. Carano Bandel L. Carano /s/ Edward F. Glassmeyer Edward F. Glassmeyer /s/ Andrew W. Adams Andrew W. Adams /s/ Warren B. Riley Warren B. Riley
/s/ Ann H. Lamont Ann H. Lamont /s/ Gerald R. Gallagher Gerald R. Gallagher /s/ Fredric W. Harman Fredric W. Harman

Exhibit 99.1

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13D filed on the date hereof with respect to the shares of Common Stock of Kratos Defense and Security Solutions, Inc. has been filed on behalf of the undersigned.

Signature

Dated: May 16, 2012

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates Fund – A, Limited Partnership

Oak IX Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Investment Partners XIII, Limited Partnership

Oak Associates XIII, LLC

Oak Management Corporation

By:

/s/ Bandel L. Carano

Bandel L. Carano, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

Andrew W. Adams

By:

/s/ Bandel L. Carano

Bandel L. Carano,

Individually and as

Attorney-in-fact for the

above-listed individuals